Exhibit 99.1

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 9, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) on pages 36 to 40 for a list of defined non-GAAP financial measures, other financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the second quarter of 2022 (Q2 2022 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2021 dated March 3, 2022 (BCE 2021 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2022 dated May 4, 2022 (BCE 2022 First Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to August 3, 2022, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2021 dated March 3, 2022 (BCE 2021 AIF) and recent financial reports, including the BCE 2021 Annual MD&A and the BCE 2022 First Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q2) and six months (YTD) ended June 30, 2022 and 2021.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and, in particular, but without limitation, section 1.2, Key corporate and business developments, the section and sub-sections entitled Assumptions, section 3.1, Bell Wireless – Key business developments, section 3.2, Bell Wireline – Key business developments, and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to BCE’s anticipated capital expenditures, network deployment plans and the benefits expected to result therefrom, including our two-year increased capital expenditure acceleration program for the accelerated expansion of our broadband fibre, Fifth Generation (5G) and rural networks, our plans to deliver faster wireless and Internet speeds and Wi-Fi technology and related offerings, the expectation that our available liquidity (as defined in section 4.7, Liquidity) will be sufficient to meet our anticipated cash requirements for the remainder of 2022, our environmental, social and governance (ESG) objectives which include, without limitation, our goal to have carbon neutral operations by 2025 and to achieve our science-based targets for greehouse gas (GHG) emissions reduction, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at August 3, 2022 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the section and sub-sections of this MD&A entitled Assumptions, which section and sub-sections are incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of the COVID-19 pandemic, of the conflict between Russia and Ukraine and of general economic conditions, which are difficult to predict, we believe that our assumptions were reasonable at August 3, 2022. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the adverse effects of the COVID-19 pandemic, including from the restrictive measures implemented or to be implemented as a result thereof, and the adverse effects of the conflict between Russia and Ukraine, including from the economic sanctions imposed or to be imposed as a result thereof, and supply chain disruptions resulting therefrom; adverse economic and financial market conditions, including from the COVID-19 pandemic and the conflict between Russia and Ukraine; a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of over-the-top (OTT) television (TV) and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning the conditions and prices at which access to our networks may be mandated and spectrum may be acquired in auctions; the inability to protect our physical and non-physical assets from events such as information security attacks, which risk may be exacerbated by the conflict between Russia and Ukraine, unauthorized access or entry, fire and

BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT  |  1

MD&A

natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; labour disruptions and shortages; the failure to maintain operational networks; service interruptions or outages due to legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network failures; the risk that we may need to incur significant unplanned capital expenditures to provide additional capacity and reduce network congestion; the complexity of our operations; the failure to implement or maintain highly effective processes and information technology (IT) systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs, and the inability to generate anticipated benefits from acquisitions and corporate restructurings; the failure to evolve practices to effectively monitor and control fraudulent activities; pension obligation volatility and increased contributions to post-employment benefit plans; unfavourable resolution of legal proceedings; the failure to develop and implement strong corporate governance practices and compliance frameworks and to comply with legal and regulatory obligations; the failure to recognize and adequately respond to climate change and other environmental concerns and expectations; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; and internal factors, such as the failure to implement sufficient corporate and business initiatives, as well as various external factors which could challenge our ability to achieve our ESG targets including, without limitation, those related to GHG emissions reduction and diversity, equity and inclusion.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us. Please see section 9, Business risks of the BCE 2021 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2021 Annual MD&A referred to therein, are incorporated by reference in this cautionary statement. In addition, please see section 4.8, Litigation in the BCE 2022 First Quarter MD&A for an update to the legal proceedings described in the BCE 2021 AIF, which section 4.8 is incorporated by reference in this cautionary statement. Please also see section 6, Regulatory environment in the BCE 2022 First Quarter MD&A and in this MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2021 Annual MD&A, which sections 6 are incorporated by reference in this cautionary statement. Please also see section 7, Business risks in the BCE 2022 First Quarter MD&A and in this MD&A for an update to the description of the risk factors relating to the COVID-19 pandemic and general economic conditions described in the BCE 2021 Annual MD&A and for a description of the risk factors relating to the conflict between Russia and Ukraine, which sections 7 are incorporated by reference in this cautionary statement. Any of those risks could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A. Except for the updates set out in section 4.8, Litigation, in section 6, Regulatory environment and in section 7, Business risks of the BCE 2022 First Quarter MD&A, as well as in section 6, Regulatory environment and in section 7, Business risks in this MD&A, the risks described in the BCE 2021 Annual MD&A remain substantially unchanged.

Forward-looking statements contained in this MD&A for periods beyond 2022 involve longer-term assumptions and estimates than forward-looking statements for 2022 and are consequently subject to greater uncertainty. In particular, our GHG emissions reduction targets are based on a number of assumptions including, without limitation, the following principal assumptions: implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers; no new corporate initiatives, business acquisitions or technologies that would materially increase our anticipated levels of GHG emissions; our ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions, if and when required; no negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions; no required changes to our science-based targets pursuant to the Science Based Targets initiative (SBTi) methodology that would make the achievement of our updated science-based targets more onerous; and sufficient supplier engagement and collaboration in setting their own science-based targets and sufficient collaboration with partners in reducing their own GHG emissions.

Forward-looking statements for periods beyond 2022 further assume, unless otherwise indicated, that the risks described above and in section 9, Business risks of the BCE Inc. 2021 Annual MD&A will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic in future years.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after August 3, 2022. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

2  |  BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT

1 MD&A Overview

1	Overview

In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

In Q2 2022, we applied this agenda decision retrospectively, to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. For further details, see section 8, Accounting policies in this MD&A.

1.1	Financial Highlights

BCE Q2 2022 SELECTED QUARTERLY INFORMATION

Operating revenues	Net earnings	Adjusted EBITDA (1)
$5,861	$654	$2,590

million	million	million
+2.9% vs. Q2 2021	(10.9%) vs. Q2 2021	+4.6% vs. Q2 2021

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$596	$791	$2,597	$1,333

million	million	million	million
(13.0%) vs. Q2 2021	+5.3% vs. Q2 2021	+3.9% vs. Q2 2021	+7.1% vs. Q2 2021

BCE CUSTOMER CONNECTIONS

Wireless	Retail high-speed	Retail TV (2)	Retail residential network
Total mobile phones	Internet (2)		access services (NAS) lines (2)
+4.2%	+6.1%	+0.2%	(7.3%)

9.6 million subscribers	4 million subscribers	2.7 million subscribers	2.2 million subscribers
at June 30, 2022	at June 30, 2022	at June 30, 2022	at June 30, 2022

(1)

Adjusted EBITDA is a total of segments measure, and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 9.3, Total of segments measures and section 9.1, Non-GAAP financial measures in this MD&A for more information on these measures.

(2)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail Internet protocol television (IPTV) and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

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1 MD&A Overview

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Operating revenues

Service	5,233	5,040	193	3.8%		10,410	10,008	402	4.0%

Product	628	658	(30)	(4.6%)		1,301	1,396	(95)	(6.8%)

Total operating revenues	5,861	5,698	163	2.9%		11,711	11,404	307	2.7%

Operating costs	(3,271)	(3,222)	(49)	(1.5%)		(6,537)	(6,499)	(38)	(0.6%)

Adjusted EBITDA	2,590	2,476	114	4.6%		5,174	4,905	269	5.5%

Adjusted EBITDA margin (1)	44.2%	43.5%		0.7 pts		44.2%	43.0%		1.2 pts

Net earnings attributable to:

Common shareholders	596	685	(89)	(13.0%)		1,473	1,327	146	11.0%

Preferred shareholders	35	32	3	9.4%		69	64	5	7.8%

Non-controlling interest	23	17	6	35.3%		46	30	16	53.3%

Net earnings	654	734	(80)	(10.9%)		1,588	1,421	167	11.8%

Adjusted net earnings	791	751	40	5.3%		1,602	1,455	147	10.1%

Net earnings per common share (EPS)	0.66	0.76	(0.10)	(13.2%)		1.62	1.47	0.15	10.2%

Adjusted EPS (2)	0.87	0.83	0.04	4.8%		1.76	1.61	0.15	9.3%

(1)  Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

(2)  Adjusted EPS is a non-GAAP ratio. Refer to section 9.2, Non-GAAP ratios in this MD&A for more information on this measure.

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Cash flows from operating activities	2,597	2,499	98	3.9%		4,313	4,491	(178)	(4.0%)

Capital expenditures	(1,219)	(1,210)	(9)	(0.7%	)	(2,178)	(2,222)	44	2.0%

Free cash flow	1,333	1,245	88	7.1%		2,049	2,185	(136)	(6.2%)

Q2 2022 FINANCIAL HIGHLIGHTS

BCE operating revenues increased by 2.9% in Q2 2022, compared to the same period last year, reflecting higher year-over-year service revenues of 3.8%, mainly due to strong wireless, Internet and media performance, moderated by ongoing erosion in voice, and satellite TV revenues. The growth in service revenues was partially offset by lower product revenues of 4.6% year over year, primarily due to lower equipment sales in our large business market due to delayed customer spending attributable to global supply chain challenges.

Net earnings decreased by $80 million in the second quarter of 2022, compared to the same period last year, mainly due to higher other expense, higher depreciation and amortization and higher severance, acquisition and other costs, partly offset by higher adjusted EBITDA, lower impairment of assets and a higher net return on post-employment benefit plans.

BCE’s adjusted EBITDA grew by 4.6% in Q2 2022, compared to Q2 2021, led by increases across all three of our segments. The year-over-year growth in adjusted EBITDA reflected higher revenues, partially offset by greater operating costs mainly associated with the revenue growth. This drove an adjusted EBITDA margin of 44.2% in Q2 2022, which represented a 0.7 pts increase over the same period last year, due to greater service revenue flow-through and a decreased proportion of low-margin product sales in our total revenue base.

BCE’s EPS of $0.66 in Q2 2022 decreased by $0.10 compared to the same period last year.

In the second quarter of 2022, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, was $791 million, or $0.87 per common share, compared to $751 million, or $0.83 per common share, for the same period last year.

Cash flows from operating activities in the second quarter of 2022 increased by $98 million, compared to the same period last year, mainly due to higher adjusted EBITDA, lower severance and other costs paid and lower contributions to post-employment benefit plans due to a contribution holiday in 2022, partly offset by lower cash from working capital and higher income taxes paid.

Free cash flow in Q2 2022 increased by $88 million, compared to the same period last year, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.

4  |  BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT

1 MD&A Overview

1.2	Key corporate and business developments

This section contains forward-looking statements, including relating to our goal to have carbon neutral operations by 2025 and to achieve our science-based targets for GHG emissions reduction. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

BCE NAMED #1 TELECOM COMPANY ON BEST 50 CORPORATE CITIZENS LIST

BCE was ranked the top telecom company and #4 overall in Canada on the Best 50 Corporate Citizens list compiled by Corporate Knights. The annual ranking evaluates 332 of the largest Canadian companies on a set of 24 ESG indicators to single out the Best 50 – which Corporate Knights considers “the vanguard of corporate sustainability leadership in Canada.” BCE was also the highest ranked telecom company in the world by Corporate Knights.

Bell was recognized as one of Canada’s Greenest Employers for the sixth consecutive year in recognition of our environmental leadership and as part of our commitment to the highest ESG standards. After becoming the first communications company in North America to achieve ISO 50001 certification of its Energy Management System in 2020, Bell’s annual certification has been renewed for a third consecutive year. Bell was also recognized by the Carbon Disclosure Project (CDP) for our climate transparency leadership and our GHG emissions reduction targets, including our goal to have carbon neutral operations by 2025.

SCIENCE-BASED TARGETS APPROVED BY SBTi

BCE’s science-based targets for GHG emissions reduction have been approved by the Science Based Targets Initiative (SBTi) (1). Science-based targets are emission reduction targets in line with what the latest climate science deems necessary to meet the goals of the Paris Agreement to limit global warming to 1.5°C above pre-industrial levels.

BELL RECOGNIZED FOR CYBER-SECURITY LEADERSHIP

International Data Corporation (IDC) Canada named Bell as the cyber-security services leader among telecommunications companies in their annual Canadian Security Services Vendor Assessment report. IDC evaluates security providers on their current capabilities and future strategies for delivery of security services across several key categories. This report confirms our consistent position as a leader in the Canadian security services market, with Bell’s leadership being recognized in all of IDC’s published reports since 2015.

1.3	Assumptions

As at the date of this MD&A, our forward-looking statements set out in the BCE 2021 Annual MD&A, as updated or supplemented in the BCE 2022 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business segment analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

We have made certain assumptions concerning the Canadian economy. As most public health restrictions in Canada have been lifted, pandemic-related effects on consumer caution and travel are assumed to continue to fade over 2022 and 2023. In particular, we have assumed:

•	Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 3.5% in 2022, representing a decrease from the earlier estimate of 4.25%

•	Elevated consumer price index (CPI) inflation driven by sharp increases in energy and food prices as well as supply disruptions and strong demand for goods

•	Tight labour market leading to rising wage growth

•	Modest household consumption growth supported by the spending of some of the savings accumulated during the pandemic

•	Business investment outside the oil and gas sector supported by solid demand, improved business confidence and a push to alleviate capacity constraints

•	Higher interest rates

•	Higher immigration

•	The conflict between Russia and Ukraine affecting the Canadian economy through higher food and gasoline prices

•	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

(1)	For more information about our science-based targets, please refer to page 19 of our BCE 2021 AIF.

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1 MD&A Overview

MARKET ASSUMPTIONS

•	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors

•

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2022

•

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

ASSUMPTIONS UNDERLYING EXPECTED REDUCTIONS IN CONTRIBUTIONS TO OUR DB PENSION PLANS

•

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken

•	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates

•	No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

6  |  BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

2	Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q2 and YTD 2022 compared with Q2 and YTD 2021. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1	BCE consolidated income statements

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE	YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Operating revenues

Service	5,233	5,040	193	3.8%	10,410	10,008	402	4.0%

Product	628	658	(30)	(4.6%)	1,301	1,396	(95)	(6.8%	)

Total operating revenues	5,861	5,698	163	2.9%	11,711	11,404	307	2.7%

Operating costs	(3,271)	(3,222)	(49)	(1.5%)	(6,537)	(6,499)	(38)	(0.6%	)

Adjusted EBITDA	2,590	2,476	114	4.6%	5,174	4,905	269	5.5%

Adjusted EBITDA margin	44.2%	43.5%		0.7 pts	44.2%	43.0%		1.2 p	ts

Severance, acquisition and other costs	(40)	(7)	(33)	n.m.	(53)	(96)	43	44.8%

Depreciation	(933)	(905)	(28)	(3.1%)	(1,824)	(1,800)	(24)	(1.3%	)

Amortization	(266)	(248)	(18)	(7.3%)	(526)	(486)	(40)	(8.2%	)

Finance costs

Interest expense	(269)	(268)	(1)	(0.4%)	(529)	(535)	6	1.1%

Net return (interest) on post-employment benefit plans	7	(5)	12	n.m.	25	(10)	35	n.m.

Impairment of assets	(106)	(164)	58	35.4%	(108)	(167)	59	35.3%

Other (expense) income	(97)	91	(188)	n.m.	(4)	99	(103)	n.m.

Income taxes	(232)	(236)	4	1.7%	(567)	(489)	(78)	(16.0%	)

Net earnings	654	734	(80)	(10.9%)	1,588	1,421	167	11.8%

Net earnings attributable to:

Common shareholders	596	685	(89)	(13.0%)	1,473	1,327	146	11.0%

Preferred shareholders	35	32	3	9.4%	69	64	5	7.8%

Non-controlling interest	23	17	6	35.3%	46	30	16	53.3%

Net earnings	654	734	(80)	(10.9%)	1,588	1,421	167	11.8%

Adjusted net earnings	791	751	40	5.3%	1,602	1,455	147	10.1%

EPS	0.66	0.76	(0.10)	(13.2%)	1.62	1.47	0.15	10.2%

Adjusted EPS	0.87	0.83	0.04	4.8%	1.76	1.61	0.15	9.3%

n.m.: not meaningful

2.2	Customer connections

BCE NET ACTIVATIONS (LOSSES)

	Q2 2022	Q2 2021	% CHANGE		YTD 2022	YTD 2021	% CHANGE

Wireless mobile phone net subscriber activations (losses)	110,761	46,247	n.m.		142,937	48,652	n.m.

Postpaid	83,197	44,433	87.2%		117,427	77,358	51.8%

Prepaid	27,564	1,814	n.m.		25,510	(28,706)	n.m.

Wireless mobile connected devices net subscriber (losses) activations	(344)	47,449	n.m.		48,533	121,608	(60.1%	)

Wireline retail high-speed Internet net subscriber activations	22,620	17,680	27.9%		48,644	38,888	25.1%

Wireline retail TV net subscriber (losses) activations	(11,527)	(4,928)	n.m.		(19,888)	(14,040)	(41.7%	)

IPTV	3,838	4,540	(15.5%	)	16,098	15,236	5.7%

Satellite	(15,365)	(9,468)	(62.3%	)	(35,986)	(29,276)	(22.9%	)

Wireline retail residential NAS lines net losses	(52,712)	(51,292)	(2.8%	)	(95,057)	(102,361)	7.1%

Total services net activations	68,798	55,156	24.7%		125,169	92,747	35.0%

n.m.: not meaningful

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2 MD&A Consolidated financial analysis

TOTAL BCE CUSTOMER CONNECTIONS

	Q2 2022	Q2 2021	% CHANGE

Wireless mobile phone subscribers	9,602,122	9,212,995	4.2%

Postpaid	8,747,472	8,405,697	4.1%

Prepaid	854,650	807,298	5.9%

Wireless mobile connected devices subscribers	2,298,327	2,177,761	5.5%

Wireline retail high-speed Internet subscribers (1)	3,977,387	3,748,256	6.1%

Wireline retail TV subscribers (1)	2,724,147	2,718,440	0.2%

IPTV (1)	1,907,564	1,821,609	4.7%

Satellite	816,583	896,831	(8.9%	)

Wireline retail residential NAS lines (1)	2,207,004	2,381,571	(7.3%	)

Total services subscribers	20,808,987	20,239,023	2.8%

(1)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

BCE added 68,798 net retail subscriber activations in Q2 2022, increasing by 24.7% compared to the same period last year. The net retail subscriber activations in Q2 2022 consisted of:

•	110,761 wireless mobile phone net subscriber activations, offset in part by 344 wireless mobile connected devices net subscriber losses

•	22,620 retail high-speed Internet net subscriber activations

•	11,527 retail TV net subscriber losses comprised of 15,365 retail satellite TV net subscriber losses, offset in part by 3,838 retail IPTV net subscriber activations

•	52,712 retail residential NAS lines net losses

In the first six months of the year, BCE had 125,169 net retail subscriber activations, increasing by 35.0% compared to the same period in 2021. The year-to-date net retail subscriber activations were comprised of:

•	142,937 wireless mobile phone net subscriber activations, coupled with 48,533 wireless mobile connected devices net subscriber activations

•	48,644 retail high-speed Internet net subscriber activations

•	19,888 retail TV net subscriber losses comprised of 35,986 retail satellite TV net subscriber losses, offset in part by 16,098 retail IPTV net subscriber activations

•	95,057 retail residential NAS lines net losses

At June 30, 2022, BCE’s retail subscriber connections totaled 20,808,987, up 2.8% year over year, and consisted of:

•	9,602,122 wireless mobile phone subscribers, up 4.2% year over year, and 2,298,327 wireless mobile connected devices subscribers, up 5.5% year over year

•	3,977,387 retail high-speed Internet subscribers, 6.1% higher year over year

•

2,724,147 total retail TV subscribers, up 0.2% over the same period last year, comprised of 1,907,564 retail IPTV subscribers, up 4.7% year over year, and 816,583 retail satellite TV subscribers, down 8.9% year over year

•	2,207,004 retail residential NAS lines, down 7.3% year over year

2.3	Operating revenues

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Bell Wireless	2,246	2,128	118	5.5%		4,456	4,228	228	5.4%

Bell Wireline	2,995	3,003	(8)	(0.3%	)	6,008	6,084	(76)	(1.2%	)

Bell Media	821	755	66	8.7%		1,646	1,468	178	12.1%

Inter-segment eliminations	(201)	(188)	(13)	(6.9%	)	(399)	(376)	(23)	(6.1%	)

Total BCE operating revenues	5,861	5,698	163	2.9%		11,711	11,404	307	2.7%

8  |  BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

BCE

Total BCE operating revenues increased by 2.9% in Q2 2022, and by 2.7% in the first half of the year, compared to the same periods last year. BCE service revenues of $5,233 million in Q2 2022 and $10,410 million in the first six months of the year, increased by 3.8% and by 4.0%, respectively, year-over-year, whereas product revenues of $628 million in Q2 2022 and $1,301 million in the first half of the year, declined by 4.6% and by 6.8%, respectively, over the same periods in 2021.

The growth in year-over-year operating revenue in Q2 2022 and the first six months of the year, was driven by increases in our Bell Wireless and Bell Media segments, offset in part by a decline in our Bell Wireline segment. Bell Wireless operating revenues increased by 5.5% in Q2 2022 and by 5.4% in the first half of the year, due to higher service revenues of 7.8%, and 8.2%, respectively, partially offset by lower product revenues of 0.9% and 2.4%, respectively. Bell Media operating revenues grew by 8.7% in Q2 2022 and by 12.1% in the first half of the year, driven by the return of the Formula 1 (F1) Canadian Grand Prix, which was cancelled in 2021 due to the COVID-19 pandemic, along with higher advertising revenues, and greater subscriber revenues. Bell Wireline operating revenues declined by 0.3% in Q2 2022 and by 1.2% in the first half of the year, compared to the same periods in 2021. The decrease in Q2 2022 was driven by lower product revenues of 23.2%, partially offset by service revenue growth of 0.6%, whereas the decline in the first six months of the year was attributable to reduced product revenues of 26.3% and lower service revenues of 0.1%.

2.4	Operating costs

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Bell Wireless	(1,197)	(1,159)	(38)	(3.3%	)	(2,398)	(2,336)	(62)	(2.7%	)

Bell Wireline	(1,680)	(1,710)	30	1.8%		(3,326)	(3,428)	102	3.0%

Bell Media	(595)	(541)	(54)	(10.0%	)	(1,212)	(1,111)	(101)	(9.1%	)

Inter-segment eliminations	201	188	13	6.9%		399	376	23	6.1%

Total BCE operating costs	(3,271)	(3,222)	(49)	(1.5%	)	(6,537)	(6,499)	(38)	(0.6%	)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

BCE operating costs increased by 1.5% in Q2 2022 and by 0.6% in the first half of the year, compared to the same periods in 2021, driven by higher expenses in Bell Media of 10.0% in Q2 2022 and 9.1% year to date and in Bell Wireless of 3.3% in Q2 2022 and 2.7% year to date, partially offset by lower expenses in Bell Wireline of 1.8% in Q2 2022 and 3.0% year to date.

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2 MD&A Consolidated financial analysis

2.5	Net earnings

Net earnings in the second quarter of 2022 decreased by $80 million compared to the same period last year, mainly due to higher other expense, higher depreciation and amortization and higher severance, acquisition and other costs, partly offset by higher adjusted EBITDA, lower impairment of assets and a higher net return on post-employment benefit plans.

Net earnings on a year-to-date basis in 2022 increased by $167 million, compared to the same period last year, mainly due to higher adjusted EBITDA, lower impairment of assets, lower severance, acquisition and other costs and a higher net return on post-employment benefit plans, partly offset by higher other expense, higher income taxes, and higher amortization and depreciation.

2.6	Adjusted EBITDA

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE	YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Bell Wireless	1,049	969	80	8.3%	2,058	1,892	166	8.8%

Bell Wireline	1,315	1,293	22	1.7%	2,682	2,656	26	1.0%

Bell Media	226	214	12	5.6%	434	357	77	21.6%

Total BCE adjusted EBITDA	2,590	2,476	114	4.6%	5,174	4,905	269	5.5%

BCE

BCE’s adjusted EBITDA increased by 4.6% in Q2 2022 and by 5.5% in the first six months of the year, compared to the same periods in 2021, driven by growth across all three of our segments. The year-over-year growth reflected higher operating revenues, partially offset by greater operating costs. Adjusted EBITDA margin of 44.2% in both Q2 2022 and the first six months of the year, increased by 0.7 pts and 1.2 pts, respectively, over the same periods last year, mainly driven by greater service revenue flow-through and a decreased proportion of low-margin product sales in our total revenue base.

10  |  BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT

2 MD&A Consolidated financial analysis

2.7	Severance, acquisition and other costs

2022

Severance, acquisition and other costs of $40 million in the second quarter of 2022 and $53 million on a year-to-date basis included:

•	Severance costs of $38 million in Q2 2022 and $56 million on a year-to-date basis related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $2 million in Q2 2022 and a recovery of $3 million on a year-to-date basis

2021

Severance, acquisition and other costs of $7 million in the second quarter of 2021 and $96 million on a year-to-date basis included:

•	Severance costs of $7 million in Q2 2021 and $104 million on a year-to-date basis related to involuntary and voluntary employee terminations

•	Acquisition and other costs recovery of $8 million on a year-to-date basis

2.8	Depreciation and amortization

DEPRECIATION

Depreciation in the second quarter and on a year-to-date basis in 2022 increased by $28 million and $24 million, respectively, compared to the same periods in 2021, mainly due to a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services, partly offset by lower accelerated depreciation of Fourth Generation (4G) network elements as we transition to 5G.

AMORTIZATION

Amortization in the second quarter and on a year-to-date basis in 2022 increased by $18 million and $40 million, respectively, compared to the same periods in 2021, mainly due to a higher asset base.

2.9	Finance costs

INTEREST EXPENSE

Interest expense in the second quarter of 2022 increased by $1 million, compared to the same period last year, mainly due to higher average debt levels and higher average interest rates on floating-rate debt, partly offset by higher capitalized interest.

Interest expense on a year-to-date basis in 2022 decreased by $6 million, compared to the same period last year, mainly due to higher capitalized interest, partly offset by higher average debt levels and higher average interest rates on floating-rate debt.

NET RETURN (INTEREST) ON POST-EMPLOYMENT BENEFIT PLANS

Net return (interest) on our post-employment benefit plans is based on market conditions that existed at the beginning of the year as well as the net post-employment benefit plan asset (liability). On January 1, 2022, the discount rate was 3.2% compared to 2.6% on January 1, 2021.

In the second quarter and on a year-to-date basis in 2022, net return on post-employment benefit increased by $12 million and $35 million, respectively, compared to the same periods last year, as a result of a net asset position in our post-employment benefits plans at the beginning of 2022 compared to a net obligation position at the beginning of 2021, and due to a higher discount rate in 2022.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

2.10	Impairment of assets

2022

During the second quarter of 2022, we recorded an impairment charge of $106 million on right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

2021

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio cash-generating units (CGUs).

Impairment charges for the three and six months ended June 30, 2021 of $164 million and $167 million, respectively, related primarily to $163 million of charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment.

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2 MD&A Consolidated financial analysis

2.11	Other (expense) income

2022

Other expense of $97 million in the second quarter of 2022 included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans and losses on our equity investments which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, partly offset by a gain on investment related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

Other expense of $4 million on a year-to-date basis in 2022 due to losses on our equity investments which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures and early debt redemption costs, partly offset by gains on investments related to the sale of our wholly-owned subsidiary, 6362222 Canada Inc. (Createch), and an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

2021

Other income of $91 million and $99 million in the second quarter and on a year-to-date basis in 2021, respectively, included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by losses on our equity investments, which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. Additionally, on a year-to-date basis in 2021, other income included early debt redemption costs.

2.12	Income taxes

Income taxes in the second quarter of 2022 decreased by $4 million, compared to the same period in 2021, mainly due to lower taxable income.

Income taxes on a year-to-date in 2022 basis increased by $78 million, compared to the same period in 2021, mainly due to higher taxable income.

2.13	Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders in the second quarter of 2022 of $596 million, decreased by $89 million, compared to the same period last year, mainly due to higher other expense, higher depreciation and amortization and higher severance, acquisition and other costs, partly offset by higher adjusted EBITDA, lower impairment of assets and a higher net return on post-employment benefit plans.

Net earnings attributable to common shareholders on a year-to-date basis in 2022 of $1,473 million increased $146 million compared to the same period last year, mainly due to higher adjusted EBITDA, lower impairment of assets, lower severance, acquisition and other costs and a higher net return on post-employment benefit plans, partly offset by higher other expense, higher income taxes, and higher amortization and depreciation.

BCE’s EPS of $0.66 in Q2 2022 decreased by $0.10, compared to the same period last year. BCE’s EPS of $1.62 on a year-to-date basis increased by $0.15, compared to the same period last year.

In the second quarter of 2022, adjusted net earnings, which excludes the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, was $791 million, or $0.87 per common share, compared to $751 million, or $0.83 per common share, for the same period last year. Adjusted net earnings in the first half of 2022 was $1,602 million, or $1.76 per common share, compared to $1,455 million, or $1.61 per common share, for the first six months of 2021.

12  |  BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis – Bell Wireless

3	Business segment analysis

3.1	Bell Wireless

This section contains forward-looking statements, including relating to our network deployment plans and the benefits expected to result therefrom, and our plans to deliver faster wireless speeds and related offerings. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

KEY BUSINESS DEVELOPMENTS

LAUNCH OF 5G+, THE NEXT EVOLUTION OF 5G

On July 28, 2022, Bell announced the availability of 5G+ service in southern Ontario, offering customers the country’s fastest mobile technology yet on Canada’s top-ranked 5G wireless network. Bell began deploying 3500 Megahertz (MHz) wireless spectrum in early July, unleashing the next phase of 5G advancement. Available for Bell 5G customers with compatible devices in Toronto, Guelph, Kitchener-Waterloo, London, Barrie and select areas of Mississauga, Bell 5G+ is expected to be faster and more responsive, allowing for a superior mobile experience. In Toronto, speeds with 5G+ are now over 50% faster than before. 5G customers with a compatible 5G+ device and rate plan, and who are inside Ontario’s 5G+ coverage areas, can immediately take advantage of Bell 5G+ speeds. Bell will continue to expand 5G+ across the country and is on track to offer coverage to approximately 40% of the Canadian population by the end of 2022, including the Greater Toronto Area, Halifax, Nova Scotia, St. John’s, Newfoundland and Sherbrooke, Québec, with the availability of peak theoretical download speeds of 3 gigabits per second (Gbps) in select markets.

INTRODUCTION OF 5G STANDALONE CORE

Bell announced the upcoming roll out of its nationwide 5G standalone (SA) core network, starting in Toronto. The addition of 3500 MHz wireless spectrum allows Bell to deliver a new 5G core network to Canadian businesses, supported by world-class SA architecture, and which is expected to unlock even faster speeds and ultra-low latency. Over time, 5G SA core will provide additional benefits such as network slicing and will enable a full range of 5G features and functionality for both enterprise and consumer use cases and support the massive growth of Internet of Things (IoT).

LAUNCH OF 5G-READY WIRELESS PRIVATE NETWORK AT THE PIER

Bell launched its wireless private network (WPN) at The Port Innovation, Engagement and Research (PIER), an innovation hub in Halifax focused on developing innovative solutions for supply chain and logistics in the transportation industry. The WPN will enable PIER members to trial innovative new solutions that will help improve worker safety, increase port operations efficiency and further enhance the reputation of the Port of Halifax. Bell is a Founding Partner and the exclusive telecommunications provider of The PIER. Our WPN will enable IoT solutions that will help support business-critical functions with real-time data monitoring and reporting, as well as support all partners as they work to develop commercial opportunities that will benefit Canadian and global companies and their customers.

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3 MD&A Business segment analysis – Bell Wireless

FINANCIAL PERFORMANCE ANALYSIS

Q2 2022 PERFORMANCE HIGHLIGHTS

Total mobile phone subscriber growth	Mobile phone postpaid net subscriber activations	Mobile phone prepaid net subscriber activations	Mobile phone postpaid churn in Q2 2022	Mobile phone blended average revenue per user (ARPU) (1) per month
+4.2%	83,197	27,564	0.75%	+3.8%
Q2 2022 vs. Q2 2021	in Q2 2022	in Q2 2022	improved 0.08 pts	Q2 2022: $59.54
			vs. Q2 2021	Q2 2021: $57.36

(1)

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

BELL WIRELESS RESULTS

REVENUES

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

External service revenues	1,692	1,569	123	7.8%		3,327	3,072	255	8.3%

Inter-segment service revenues	11	11	–	–		22	22	–	–

Operating service revenues	1,703	1,580	123	7.8%		3,349	3,094	255	8.2%

External product revenues	542	546	(4)	(0.7%	)	1,105	1,130	(25)	(2.2%	)

Inter-segment product revenues	1	2	(1)	(50.0%	)	2	4	(2)	(50.0%	)

Operating product revenues	543	548	(5)	(0.9%	)	1,107	1,134	(27)	(2.4%	)

Bell Wireless operating revenues	2,246	2,128	118	5.5%		4,456	4,228	228	5.4%

14  |  BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT

3 MD&A Business segment analysis – Bell Wireless

Bell Wireless operating revenues increased by 5.5% in Q2 2022 and by 5.4% in the first half of the year, compared to the same periods last year, due to higher service revenues, partly offset by lower product revenues.

Service revenues increased by 7.8% in Q2 2022 and by 8.2% year to date, compared to the same periods last year, driven by:

•	Continued growth in our mobile phone and connected device subscriber bases

•	Higher roaming revenues due to increased international travel resulting from the easing of COVID-19 global travel restrictions

•	Flow-through of rate increases

Product revenues decreased by 0.9% in Q2 2022 and by 2.4% year to date, compared to the same periods last year, mainly driven by lower mobile phone upgrades, partly offset by greater sales mix of premium devices.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE	YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Operating costs	(1,197)	(1,159)	(38)	(3.3%)	(2,398)	(2,336)	(62)	(2.7%)

Adjusted EBITDA	1,049	969	80	8.3%	2,058	1,892	166	8.8%

Total adjusted EBITDA margin	46.7%	45.5%		1.2 pts	46.2%	44.7%		1.5 pts

Bell Wireless operating costs increased by 3.3% in Q2 2022 and by 2.7% year to date, compared to the same periods last year, driven by:

•	Higher network operating costs from the continued deployment of our mobile 5G network

•	Greater payments to other carriers corresponding to the higher roaming revenues

These factors were partly offset by:

•	Lower cost of goods sold driven by lower product sales volumes, in part offset by increased handset costs

Bell Wireless adjusted EBITDA increased by 8.3% in Q2 2022 and by 8.8% in the first six months of the year, compared to the same periods last year, due to greater operating revenues, moderated by higher operating costs. Adjusted EBITDA margin of 46.7% in Q2 2022 and 46.2% year to date, increased by 1.2 pts and 1.5 pts, respectively, compared to the same periods last year, primarily driven by the flow-through of the service revenue growth and a lower proportion of low-margin product sales in our total revenue base.

BELL WIRELESS OPERATING METRICS

	Q2 2022	Q2 2021	CHANGE	% CHANGE	YTD 2022	YTD 2021	CHANGE	% CHANGE

Mobile phones

Blended ARPU ($/month)	59.54	57.36	2.18	3.8%	58.77	56.27	2.50	4.4%

Gross subscriber activations	415,270	348,403	66,867	19.2%	765,178	688,530	76,648	11.1%

Postpaid	266,600	242,720	23,880	9.8%	497,313	491,710	5,603	1.1%

Prepaid	148,670	105,683	42,987	40.7%	267,865	196,820	71,045	36.1%

Net subscriber activations (losses)	110,761	46,247	64,514	n.m.	142,937	48,652	94,285	n.m.

Postpaid	83,197	44,433	38,764	87.2%	117,427	77,358	40,069	51.8%

Prepaid	27,564	1,814	25,750	n.m.	25,510	(28,706)	54,216	n.m.

Blended churn % (average per month)	1.07%	1.10%		0.03 pts	1.10%	1.17%		0.07 p	ts

Postpaid	0.75%	0.83%		0.08 pts	0.77%	0.86%		0.09 p	ts

Prepaid	4.41%	3.98%		(0.43) pts	4.51%	4.33%		(0.18) p	ts

Subscribers	9,602,122	9,212,995	389,127	4.2%	9,602,122	9,212,995	389,127	4.2%

Postpaid	8,747,472	8,405,697	341,775	4.1%	8,747,472	8,405,697	341,775	4.1%

Prepaid	854,650	807,298	47,352	5.9%	854,650	807,298	47,352	5.9%

Mobile connected devices

Net subscriber (losses) activations	(344)	47,449	(47,793)	n.m.	48,533	121,608	(73,075)	(60.1%)

Subscribers	2,298,327	2,177,761	120,566	5.5%	2,298,327	2,177,761	120,566	5.5%

n.m.: not meaningful

Mobile phone blended ARPU of $59.54 in Q2 2022 and $58.77 year to date increased by 3.8% and 4.4%, respectively, compared to the same periods last year, driven by:

•	Higher roaming revenues due to increased international travel resulting from the easing of COVID-19 global travel restrictions

•	Flow-through of rate increases

Mobile phone gross subscriber activations increased by 19.2% in Q2 2022 and by 11.1% in the first half of the year, compared to the same periods last year, due to higher prepaid and postpaid gross subscriber activations.

•

Mobile phone postpaid gross subscriber activations increased by 9.8% in Q2 2022 and by 1.1% year to date, compared to the same periods last year, driven by higher retail store traffic, increased immigration due to the easing of COVID-19 restrictions and continued focus on growing higher-value mobile phone subscribers

•

Mobile phone prepaid gross subscriber activations grew by 40.7% in Q2 2022 and by 36.1% year to date, compared to the same periods last year, due to greater market activity driven by increased immigration and travel to Canada as a result of the easing of COVID-19 restrictions

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3 MD&A Business segment analysis – Bell Wireless

Mobile phone net subscriber activations increased by 64,514 in Q2 2022 and by 94,285 in the first half of the year, compared to the same periods last year, due to both higher postpaid and prepaid net subscriber activations.

•

Mobile phone postpaid net subscriber activations increased by 38,764 in Q2 2022 and by 40,069 year to date, compared to the same periods last year, driven by greater gross activations and fewer subscriber deactivations

•

Mobile phone prepaid net subscriber activations increased by 25,750 in Q2 2022 and by 54,216 year to date, compared to the same periods last year, due to higher gross activations, offset in part by greater subscriber deactivations

Mobile phone blended churn of 1.07% in Q2 2022 and 1.10% in the first half of the year, improved by 0.03 pts and 0.07pts, respectively, compared to the same periods last year.

•

Mobile phone postpaid churn of 0.75% in Q2 2022 and 0.77% year to date, improved by 0.08 pts and 0.09 pts, respectively, compared to the same periods last year, reflecting our continued investment in customer experience, retention and mobile networks

•

Mobile phone prepaid churn of 4.41% in Q2 2022 and 4.51% year to date, increased by 0.43 pts and 0.18 pts, respectively, compared to the same periods last year, due to higher year-over-year customer deactivations, as a result of greater market activity

Mobile phone subscribers at June 30, 2022 totaled 9,602,122, an increase of 4.2%, from 9,212,995 subscribers at the end of Q2 2021. This consisted of 8,747,472 postpaid subscribers, an increase of 4.1% from 8,405,697 subscribers at the end of Q2 2021, and 854,650 prepaid subscribers, an increase of 5.9% from 807,298 subscribers at the end of Q2 2021.

Mobile connected device net subscriber activations decreased by 47,793 subscribers in Q2 2022 and by 73,075 subscribers in the first half of the year, compared to the same periods last year, due to greater low-ARPU business Internet of Things (IoT) deactivations driven largely by one customer and higher net losses from data devices, primarily fewer low-ARPU tablet activations.

Mobile connected device subscribers at June 30, 2022 totaled 2,298,327, an increase of 5.5% from 2,177,761 subscribers at the end of Q2 2021.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2021 Annual MD&A, as updated or supplemented in the BCE 2022 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base

•	Continued strong competitive intensity and promotional activity across all regions and market segments

•	Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality

•	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions

•

Growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due to the continued adoption of unlimited plans

•	Accelerating business customer adoption of advanced 5G, 5G+ and IoT solutions

•	Improving wireless handset device availability in addition to stable device pricing and margins

•

Realization of cost savings related to operational efficiencies enabled by changes in consumer behaviour, digital adoption, product and service enhancements, new call centre and digital investments and other improvements to the customer service experience

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireless business

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3 MD&A Business segment analysis – Bell Wireline

3.2	Bell Wireline

This section contains forward-looking statements, including relating to BCE’s anticipated capital expenditures, network deployment plans and the benefits expected to result therefrom, and our plans to deliver faster Internet speeds and Wi-Fi technology and related offerings. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

KEY BUSINESS DEVELOPMENTS

INTRODUCTION OF 3-GIGABIT INTERNET SERVICE TO QUÉBEC CITY

Bell introduced 3-gigabit Internet service to Québec City, the fastest Internet speeds ever seen in Québec. Bell pure fibre Internet service now offers download speeds of 3 Gbps, as well as upload speeds of 3 Gbps, providing a faster experience, with upload and download speeds that cable cannot deliver. Unlimited pure fibre 3 Gbps is now available in eligible areas of Québec City and will soon roll out in other regions of Québec.

INTRODUCTION OF 8-GIGABIT INTERNET SERVICE, THE FASTEST INTERNET SPEEDS AND WI-FI TECHNOLOGY OF ANY MAJOR PROVIDER IN NORTH AMERICA

On August 2, 2022, Bell announced that it is introducing download speeds of up to 8 Gbps and upload speeds of up to 8 Gbps, the fastest Internet speeds in North America of any major provider. With symmetrical speeds of up to 8 Gbps, and in select areas of Toronto, Bell pure fibre Internet will have download speeds five times faster than cable technology and upload speeds 250 times faster than cable technology. Bell also will bring Wi-Fi 6E in the home, the fastest Wi-Fi technology available, and when coupled with North America’s fastest Internet speeds, is set to transform the at-home experience. Many customers have multiple devices connected in their home, with each in frequent use throughout the day. Bell’s unlimited pure fibre package will introduce a new Giga Hub modem with Wi-Fi 6E compatibility and gigabit plus speeds. Wi-Fi 6E is the next phase of Wi-Fi advancement, enabling faster speeds and lower latency when used with a compatible device and allows customers to work, learn, video chat, stream and game online on any or all of their household devices simultaneously. Bell will roll out North America’s fastest Internet speeds and Wi-Fi technology of any major provider to customers starting in September. 8 Gbps speeds will be available starting in select Toronto areas, with more regions across the country to follow.

EXPANSION OF ALL-FIBRE INTERNET SERVICE

Bell announced the expansion of pure fibre Internet service to homes and businesses in the Ontario communities of London and Kingsville and in more than 25 communities across New Brunswick. Fully funded by Bell, this broadband expansion program will provide fast and high-capacity 100% fibre connections with Internet download speeds of up to 3 Gbps and access to leading Bell services such as Fibe TV. This is part of Bell’s historic two-year capital expenditure acceleration program of almost $10 billion, now in its second year, to accelerate the rollout of its broadband fibre, 5G and rural networks.

NEXT EVOLUTION OF FIBE TV

Bell introduced the new evolution of Fibe TV with thousands of apps and powerful search options to make our customers’ experience even better. With the latest Google Android TV technology, Fibe TV now provides access to over 7,000 apps from Google Play, including favourites like Crave, Netflix and Prime Video. Viewers can easily find the content they want to watch, and explore new and exciting entertainment with a voice remote powered by Google Assistant and intuitive universal search capabilities that will find content across Fibe TV and supported subscribed streaming services. With added Cloud PVR capabilities, viewers can store content for up to a year to watch at their own convenience. The new Fibe TV service is available now for residential customers in Ontario and Québec.

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3 MD&A Business segment analysis – Bell Wireline

FINANCIAL PERFORMANCE ANALYSIS

Q2 2022 PERFORMANCE HIGHLIGHTS

Retail high-speed	Retail high-speed	Retail TV (1)	Retail IPTV	Retail residential
Internet (1)	Internet			NAS lines (1)
+6.1%	22,620	+0.2%	3,838	(7.3%)

Subscriber growth Q2 2022 vs. Q2 2021	Total net subscriber activations in Q2 2022	Subscriber growth Q2 2022 vs. Q2 2021	Total net subscriber activations in Q2 2022	Subscriber decline Q2 2022 vs. Q2 2021

(1)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

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3 MD&A Business segment analysis – Bell Wireline

BELL WIRELINE RESULTS

REVENUES

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Data	1,974	1,944	30	1.5%		3,927	3,909	18	0.5%

Voice	756	794	(38)	(4.8%	)	1,527	1,597	(70)	(4.4%	)

Other services	78	67	11	16.4%		155	141	14	9.9%

External service revenues	2,808	2,805	3	0.1%		5,609	5,647	(38)	(0.7%	)

Inter-segment service revenues	101	86	15	17.4%		203	171	32	18.7%

Operating service revenues	2,909	2,891	18	0.6%		5,812	5,818	(6)	(0.1%	)

Data	73	101	(28)	(27.7%	)	172	245	(73)	(29.8%	)

Equipment and other	13	11	2	18.2%		24	21	3	14.3%

External product revenues	86	112	(26)	(23.2%	)	196	266	(70)	(26.3%	)

Inter-segment product revenues	–	–	–	–		–	–	–	–

Operating product revenues	86	112	(26)	(23.2%	)	196	266	(70)	(26.3%	)

Bell Wireline operating revenues	2,995	3,003	(8)	(0.3%	)	6,008	6,084	(76)	(1.2%	)

Bell Wireline operating revenues declined by 0.3% in Q2 2022 and by 1.2% in the first half of the year, compared to the same periods in 2021, mainly attributable to continued voice revenue erosion and lower product sales, partially offset by growth in data and other services revenue.

Bell Wireline operating service revenues grew by 0.6% in Q2 2022, compared to Q2 2021, but declined by 0.1% in the first six months of the year, compared to the same period last year.

•	Data revenues increased by 1.5% in Q2 2022, and by 0.5% in the first six months of the year, compared to the same periods last year, driven by:

•	Higher retail Internet and IPTV subscriber bases coupled with the flow-through of residential rate increases

•

The unfavourable retroactive impact in Q2 2021 from the Canadian Radio-television and Telecommunications Commission (CRTC) decision on wholesale high-speed Internet access services of $44 million, which did not recur this year

•	The acquisition of EBOX in February 2022

These factors were partly offset by:

•	Greater acquisition, retention and bundle discounts on residential services

•	Continued decline in our satellite TV subscriber base

•

Reduced business solutions services revenue primarily from the impact of the sale of our wholly-owned subsidiary Createch on March 1, 2022, as well as delayed spending by large business customers due to global supply chain challenges

•	Internet protocol (IP) data services and legacy data revenue erosion

•	Voice revenues declined by 4.8% in Q2 2022, and by 4.4% in the first half of the year, compared to the same periods last year, resulting from:

•	Continued retail residential NAS line erosion mainly due to technological substitution to wireless and Internet based services

•	Higher business voice erosion across our customer base

These factors were partly offset by:

•	Flow-through of residential rate increases

•	Other services revenues grew by 16.4% in Q2 2022 and by 9.9% in the first six months of the year, compared to the same periods last year, from higher data and analytics related revenues

Bell Wireline operating product revenues decreased by 23.2% in Q2 2022, and by 26.3% in the first half of the year, compared to the same periods last year, from reduced or delayed spending by large business customers due to global supply chain challenges.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE	YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Operating costs	(1,680)	(1,710)	30	1.8%	(3,326)	(3,428)	102	3.0%

Adjusted EBITDA	1,315	1,293	22	1.7%	2,682	2,656	26	1.0%

Adjusted EBITDA margin	43.9%	43.1%		0.8 pts	44.6%	43.7%		0.9 pts

Bell Wireline operating costs decreased by 1.8% in Q2 2022 and by 3.0% in the first six months of the year, compared to the same periods in 2021, due to:

•	Lower product cost of goods sold, and business solutions services costs, driven by the lower revenues

•	Reduced TV programming and content costs from lower associated revenues and package mix

•	Lower labour costs attributable to fewer call volumes to our customer service centres, employee redeployment in 2021 due to the COVID-19 pandemic and workforce reductions

These factors were partly offset by:

•	Inflationary pressures mainly impacting fuel and salaries expense

•	Higher repairs expense related to storm damages mainly in Central and Atlantic Canada

•	Greater costs related to the acquisition of EBOX

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3 MD&A Business segment analysis – Bell Wireline

Bell Wireline adjusted EBITDA increased by 1.7% in Q2 2022, and by 1.0% in the first half of the year, compared to the same periods last year, due to operating expense savings, offset in part by lower year-over-year operating revenues. Adjusted EBITDA margin of 43.9% in Q2 2022, and 44.6% in the first six months of the year, increased by 0.8 pts and 0.9 pts, respectively, over the same periods in 2021, resulting from the retroactive impact of the CRTC decision on wholesale high-speed Internet access services in Q2 2021, as well as a decreased proportion of low-margin product sales in our total revenue base.

BELL WIRELINE OPERATING METRICS

DATA

Retail high-speed Internet

	Q2 2022	Q2 2021	CHANGE	% CHANGE		YTD 2022	YTD 2021	CHANGE	% CHANGE

Retail net subscriber activations	22,620	17,680	4,940	27.9%		48,644	38,888	9,756	25.1%

Retail subscribers (1)	3,977,387	3,748,256	229,131	6.1%		3,977,387	3,748,256	229,131	6.1%

(1)  In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet subscriber base increased by 67,090 subscribers.

Retail high-speed Internet net subscriber activations increased by 27.9% in Q2 2022, and by 25.1% in the first six months of the year, compared to the same periods last year, driven by greater residential net activations from higher activations in our fibre-to-the-premise (FTTP) footprint and greater promotional offers in response to aggressive offers from cable competitors. Additionally, higher net activations in our small and medium business market due to the unfavourable impact of the COVID-19 pandemic in 2021, also contributed to the year-over-year growth.

Retail high-speed Internet subscribers totaled 3,977,387 at June 30, 2022, up 6.1% from 3,748,256 subscribers reported at the end of Q2 2021.

Retail TV

	Q2 2022	Q2 2021	CHANGE	% CHANGE		YTD 2022	YTD 2021	CHANGE	% CHANGE

Retail net subscriber (losses) activations	(11,527)	(4,928)	(6,599)	n.m.		(19,888)	(14,040)	(5,848)	(41.7%	)

IPTV	3,838	4,540	(702)	(15.5%	)	16,098	15,236	862	5.7%

Satellite	(15,365)	(9,468)	(5,897)	(62.3%	)	(35,986)	(29,276)	(6,710)	(22.9%	)

Total retail subscribers (1)	2,724,147	2,718,440	5,707	0.2%		2,724,147	2,718,440	5,707	0.2%

IPTV (1)	1,907,564	1,821,609	85,955	4.7%		1,907,564	1,821,609	85,955	4.7%

Satellite	816,583	896,831	(80,248)	(8.9%	)	816,583	896,831	(80,248)	(8.9%	)

n.m.: not meaningful

(1)   In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail IPTV subscriber base increased by 9,025 subscribers.

Retail IPTV net subscriber activations decreased by 15.5% in Q2 2022, compared to Q2 2021, attributable to greater customer deactivations which are returning to pre-pandemic levels, coupled with greater competitive intensity. In the first six months of the year, IPTV net subscriber activations increased by 5.7% year-over-year, mainly due to lower deactivations.

Retail satellite TV net subscriber losses increased by 62.3% in Q2 2022, and by 22.9% during the first half of the year, compared to the same periods in 2021, driven by greater competitive intensity as well as lower seasonal residential activations.

Total retail TV net subscriber losses (IPTV and satellite TV combined) increased by 6,599 in Q2 2022, compared to Q2 2021, driven by higher satellite TV net losses and lower IPTV net activations. During the first six months of the year total retail TV net subscriber losses increased by 41.7%, compared to the same period last year, from higher satellite TV net losses, offset in part by higher IPTV net activations.

Retail IPTV subscribers at June 30, 2022 totaled 1,907,564, up 4.7% from 1,821,609 subscribers reported at the end of Q2 2021.

Retail satellite TV subscribers at June 30, 2022 totaled 816,583, down 8.9% from 896,831 subscribers reported at the end of Q2 2021.

Total retail TV subscribers (IPTV and satellite TV combined) at June 30, 2022 were 2,724,147, representing a 0.2% increase from 2,718,440 subscribers at the end of Q2 2021.

Voice

	Q2 2022	Q2 2021	CHANGE	% CHANGE		YTD 2022	YTD 2021	CHANGE	% CHANGE

Retail residential NAS lines net losses	(52,712)	(51,292)	(1,420)	(2.8%	)	(95,057)	(102,361)	7,304	7.1%

Retail residential NAS lines (1)	2,207,004	2,381,571	(174,567)	(7.3%	)	2,207,004	2,381,571	(174,567)	(7.3%	)

(1)	In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail residential NAS lines subscriber base increased by 3,456 subscribers.

Retail residential NAS lines net losses grew by 2.8% in Q2 2022, compared to the same period last year, mainly due to lower activations driven by wireless and Internet based technologies substitution, and greater competitive intensity, offset in part by lower deactivations. Conversely, in the first six months of the year, retail residential NAS lines net losses improved by 7.1%, compared to the same period last year, as lower Q1 2022 deactivations driven by the COVID-19 pandemic more than offset the lower year-over-year activations.

Retail residential NAS lines at June 30, 2022 of 2,207,004 declined by 7.3% from 2,381,571 lines reported at the end of Q2 2021. This represented an improvement over the 8.0% rate of erosion experienced in Q2 2021, primarily driven by fewer deactivations.

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3 MD&A Business segment analysis – Bell Wireline

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2021 Annual MD&A, as updated or supplemented in the BCE 2022 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint

•	Continued growth in retail Internet and IPTV subscribers

•	Increasing wireless and Internet-based technological substitution

•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Accelerating customer adoption of OTT services resulting in downsizing of TV packages

•

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

•

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, expanding self-serve capabilities, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireline business

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3 MD&A Business segment analysis – Bell Media

3.3	Bell Media

KEY BUSINESS DEVELOPMENTS

EXPANSION OF MEDIA RIGHTS AGREEMENT WITH NFL

On June 13, 2022, Bell Media and the National Football League (NFL) announced a long-term expansion of their comprehensive media rights agreement, ensuring Bell Media remains the exclusive TV broadcast partner of the NFL in Canada. From the pre-season all the way through the Super Bowl, fans in Canada can access live coverage of NFL games on Bell Media platforms including TSN, CTV, CTV2, RDS and live streaming through the networks’ official websites and apps. TSN has been televising NFL games since 1987, and CTV’s partnership with the NFL began in 2007.

FINANCIAL PERFORMANCE ANALYSIS

Q2 2022 PERFORMANCE HIGHLIGHTS

BELL MEDIA RESULTS

REVENUES

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

External revenues	733	666	67	10.1%		1,474	1,289	185	14.4%

Inter-segment revenues	88	89	(1)	(1.1%	)	172	179	(7)	(3.9%	)

Bell Media operating revenues	821	755	66	8.7%		1,646	1,468	178	12.1%

Bell Media operating revenues increased by 8.7% in Q2 2022 and by 12.1% in the first half of the year, compared to the same periods last year, driven by higher other revenue, as well as increased advertising and subscriber revenues, including digital revenue (1) growth of 55% in Q2 2022 and of 68% year to date, compared to the same periods last year.

•

Advertising revenues increased by 4.7% in Q2 2022 and by 6.5% in the first six months of the year, compared to the same periods last year, mainly driven by higher out-of-home (OOH) and radio advertising revenues due to the ongoing recovery from the effects of the COVID-19 pandemic. TV advertising revenues were essentially stable in Q2 2022, compared to Q2 2021, as the growth in specialty TV advertising revenue, mainly from sports and news, was offset by lower conventional TV advertising revenue due to TV programming timing differences compared to last year. TV advertising revenues increased in the first half of the year due to higher specialty and conventional TV revenues.

(1)

Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

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3 MD&A Business segment analysis – Bell Media

•

Subscriber revenues increased by 3.5% in Q2 2022, compared to the same period last year, primarily from the continued growth in DTC subscribers from Crave, and by 12.8% in the first half of the year, compared to the same period last year, which also benefited from a one-time retroactive adjustment related to a contract with a Canadian TV distributor.

•

Other revenues increased in Q2 2022 and in the first six months of the year, compared to the same periods last year, driven by the return of the F1 Canadian Grand Prix, which was cancelled in 2021 due to the COVID-19 pandemic.

OPERATING COSTS AND ADJUSTED EBITDA

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE		YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Operating costs	(595)	(541)	(54)	(10.0%)		(1,212)	(1,111)	(101)	(9.1%)

Adjusted EBITDA	226	214	12	5.6%		434	357	77	21.6%

Adjusted EBITDA margin	27.5%	28.3%		(0.8) p	ts	26.4%	24.3%		2.1 p	ts

Bell Media operating costs increased by 10.0% in Q2 2022 and by 9.1% in the first six months of the year, compared to the same periods last year, mainly driven by higher costs associated with the return of the F1 Canadian Grand Prix. The increase in year-to-date operating costs was also unfavourably impacted by the higher sports rights and content costs due to COVID-19 related production delays in Q1 2021 and the temporary waiving in Q1 2021 of CRTC Part I and II broadcasting license fees as a result of the COVID-19 pandemic.

Bell Media adjusted EBITDA grew by 5.6% in Q2 2022 and by 21.6% in the first half of the year, compared to the same periods last year, driven by higher operating revenues, moderated by greater operating costs.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2021 Annual MD&A, as updated or supplemented in the BCE 2022 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business segment analysis, as well as the economic, market and other assumptions referred to in section 1.3, Assumptions, of this MD&A.

•

Overall revenue expected to reflect continued scaling of our strategic audience management (SAM) TV and Bell demand-side-platform (DSP) buying platforms, a gradual recovery in advertising, as well as DTC subscriber growth

•	Continued escalation of media content costs to secure quality programming, as well as the continued return to normal volumes of entertainment programming

•	Continued scaling of Crave through broader content offering, user experience improvements and Crave Mobile

•	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms

•	Leveraging of first-party data to improve targeting, advertisement delivery and attribution

•	Ability to successfully acquire and produce highly rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

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4 MD&A Financial and capital management

4	Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1	Net debt(1)

	JUNE 30, 2022	DECEMBER 31, 2021	$ CHANGE	% CHANGE

Long-term debt	27,007	27,048	(41)	(0.2%	)

Debt due within one year	3,309	2,625	684	26.1%

50% of preferred shares (2)	1,943	2,002	(59)	(2.9%	)

Cash	(596)	(289)	(307)	n.m.

Net debt	31,663	31,386	277	0.9%

n.m.:	not meaningful
(1)	Net debt is a non-GAAP financial measure. See section 9.1, Non-GAAP financial measures in this MD&A for more information on this measure.
(2)

50% of outstanding preferred shares of $3,885 million and $4,003 million at June 30, 2022 and December 31, 2021, respectively, are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $684 million in debt due within one year and the decrease of $41 million in long-term debt was due to:

•

the issuance by Bell Canada of Series US-7 Notes, with a total principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars). The Notes are fully and unconditionally guaranteed by BCE.

•	an increase in our notes payable (net of repayments) of $656 million

•	a net increase of $33 million due to higher lease liabilities and other debt

Partly offset by:

•	the early redemption of Series M-26 MTN debentures with a total principal amount of $1 billion in Canadian dollars

The increase in cash of $307 million was mainly due to:

•	$4,313 million of cash flows from operating activities

•	$945 million of issuance of long-term debt

•	$656 million increase in notes payable

•	$168 million from the issuance of common shares under our employee stock option plan

Partly offset by:

•	$2,178 million of capital expenditures

•	$1,634 million of dividends paid on BCE common shares

•	$1,503 million repayment of long-term debt

•	$157 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

•	$139 million paid, net of cash acquired, for the acquisition of EBOX and other related companies

•	$115 million paid for the repurchase of preferred shares

•	$67 million of dividends paid on BCE preferred shares

4.2	Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2022	909,018,871

Shares issued under employee stock option plan	2,910,716

Outstanding, June 30, 2022	911,929,587

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2022	10,778,724	60

Exercised (1)	(2,910,716)	58

Forfeited or expired	(23,624)	65

Outstanding, June 30, 2022	7,844,384	61

Exercisable, June 30, 2022	4,581,464	58

(1)	The weighted average market share price for options exercised during the six months ended June 30, 2022 was $69.

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4 MD&A Financial and capital management

4.3	Cash flows

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE	YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Cash flows from operating activities	2,597	2,499	98	3.9%	4,313	4,491	(178)	(4.0%)

Capital expenditures	(1,219)	(1,210)	(9)	(0.7%)	(2,178)	(2,222)	44	2.0%

Cash dividends paid on preferred shares	(34)	(31)	(3)	(9.7%)	(67)	(62)	(5)	(8.1%)

Cash dividends paid by subsidiaries to non-controlling interest	(14)	(15)	1	6.7%	(25)	(28)	3	10.7%

Acquisition and other costs paid	3	2	1	50.0%	6	6	–	–

Free cash flow	1,333	1,245	88	7.1%	2,049	2,185	(136)	(6.2%)

Business acquisitions	–	(11)	11	100.0%	(139)	(11)	(128)	n.m.

Business dispositions	2	–	2	n.m.	54	–	54	n.m.

Acquisition and other costs paid	(3)	(2)	(1)	(50.0%)	(6)	(6)	–	–

Other investing activities	27	(17)	44	n.m.	17	(38)	55	n.m.

Increase (decrease) in notes payable	187	311	(124)	(39.9%)	656	(46)	702	n.m.

Decrease in securitized trade receivables	–	–	–	–	–	(13)	13	100.0%

Issue of long-term debt	–	500	(500)	(100.0%)	945	3,415	(2,470)	(72.3%)

Repayment of long-term debt	(245)	(2,041)	1,796	88.0%	(1,503)	(2,267)	764	33.7%

Issue of common shares	7	63	(56)	(88.9%)	168	73	95	n.m.

Purchase of shares for settlement of share-based payments	(51)	(71)	20	28.2%	(157)	(162)	5	3.1%

Repurchase of preferred shares	–	–	–	–	(115)	–	(115)	n.m.

Cash dividends paid on common shares	(839)	(791)	(48)	(6.1%)	(1,634)	(1,544)	(90)	(5.8%)

Other financing activities	–	(44)	44	100.0%	(28)	36	(64)	n.m.

Net increase (decrease) in cash	418	(158)	576	n.m.	307	1,622	(1,315)	(81.1%)

Net decrease in cash equivalents	–	(700)	700	100.0%	–	–	–	–
n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash flows from operating activities in the second quarter of 2022 increased by $98 million, compared to the same period last year, mainly due to higher adjusted EBITDA, lower severance and other costs paid and lower contributions to post-employment benefit plans due to a contribution holiday in 2022, partly offset by lower cash from working capital and higher income taxes paid.

Cash flows from operating activities in the first half of 2022 decreased by $178 million, compared to the same period last year, mainly due to lower cash from working capital reflecting the timing of supplier payments and higher inventory, higher income taxes paid and higher interest paid, partly offset by higher adjusted EBITDA, lower severance and other costs paid, and lower contributions to post-employment benefit plans due to a contribution holiday in 2022.

Free cash flow in the second quarter of 2022 increased by $88 million, compared to the same period last year, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.

Free cash flow in the first half of 2022 decreased by $136 million, compared to the same period last year, mainly due to lower cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by lower capital expenditures.

CAPITAL EXPENDITURES

	Q2 2022	Q2 2021	$ CHANGE	% CHANGE	YTD 2022	YTD 2021	$ CHANGE	% CHANGE

Bell Wireless	280	306	26	8.5%	528	592	64	10.8%

Capital intensity (1)	12.5%	14.4%		1.9 pts	11.8%	14.0%		2.2 pts

Bell Wireline	910	880	(30)	(3.4%)	1,598	1,587	(11)	(0.7%)

Capital intensity	30.4%	29.3%		(1.1) pts	26.6%	26.1%		(0.5) pts

Bell Media	29	24	(5)	(20.8%)	52	43	(9)	(20.9%)

Capital intensity	3.5%	3.2%		(0.3) pts	3.2%	2.9%		(0.3) pts

BCE	1,219	1,210	(9)	(0.7%)	2,178	2,222	44	2.0%

Capital intensity	20.8%	21.2%		0.4 pts	18.6%	19.5%		0.9 pts

(1)	Capital intensity is defined as capital expenditures divided by operating revenues.

BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT  |  25

4 MD&A Financial and capital management

BCE capital expenditures of $1,219 million in Q2 2022 increased by 0.7% or $9 million, compared to the same period last year, with a corresponding capital intensity of 20.8%, down 0.4 pts over Q2 2021. In the first six months of the year, capital expenditures of $2,178 million declined by 2.0% or $44 million, over the same period in 2021, with a corresponding capital intensity ratio of 18.6%, down 0.9 pts over last year. The year-over-year decline of capital expenditures in the first half of the year is mainly attributable to timing. The variances reflect the following:

•

Lower capital spending in our wireless segment of $26 million in Q2 2022 and $64 million year to date, compared to the same periods last year, mainly due to slower pace of spending as we continue to execute on the deployment of our mobile 5G network

•

Higher capital spending in our wireline segment of $30 million in Q2 2022 and $11 million year to date, compared to the same periods last year, mainly due to the continued rollout of our fibre-to-the-home (FTTH) network to more homes and businesses, partly offset by lower year-over-year investment in the buildout of our wireless-to-the-home (WTTH) network, which was essentially completed at the end of last year

BUSINESS ACQUISITIONS

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and television services to consumers and businesses in Québec and parts of Ontario for a total cash consideration of $153 million ($139 million net of cash acquired).

BUSINESS DISPOSITIONS

On March 1, 2022, we completed the previously announced sale of our wholly-owned subsidiary, Createch. We recorded cash proceeds of $54 million.

DEBT INSTRUMENTS

2022

In the second quarter of 2022, we repaid debt, net of issuances. This included:

•	$245 million repayment of long-term debt comprised of net payments of leases and other debt

Partly offset by:

•	$187 million issuance (net of repayments) of notes payable

In the first half of 2022, we issued debt, net of repayments. This included:

•

$945 million issuance of long-term debt comprised of the issuance of Series US-7 Notes, with a total principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), partly offset by a $9 million discount on our debt issuance

•	$656 million issuance (net of repayments) of notes payable

Partly offset by:

•

$1,503 million repayment of long-term debt comprised of the early redemption of Series M-26 MTN debentures with a total principal amount of $1 billion in Canadian dollars, and net payments of leases and other debt of $503 million

2021

In the second quarter of 2021, we repaid debt, net of issuances. This included:

•

$2,041 million of repayment of long-term debt comprised of the early redemption of Series M-40 MTN debentures with a total principal amount of $1,700 million in Canadian dollars and net payments of leases and other debt of $341 million

Partly offset by:

•	$500 million issuance of long-term debt comprised of the issuance of Series M-56 MTN debentures with a total principal amount of $500 million in Canadian dollars

•	$311 million issuance (net of repayments) of notes payable and bank advances

In the first half of 2021, we issued debt, net of repayments. This included:

•

$3,415 million issuance of long-term debt comprised of the issuance of Series M-54, Series M-55 and Series M-56 MTN debentures, with total principal amounts of $1 billion, $550 million and $500 million in Canadian dollars, respectively, and the issuance of Series US-3 and Series US-4 Notes, with total principal amounts of $600 million and $500 million in U.S. dollars, respectively ($747 million and $623 million in Canadian dollars, respectively), partly offset by $5 million of discounts on our debt issuances

Partly offset by:

•

$2,267 million of repayment of long-term debt comprised of the early redemption of Series M-40 MTN debentures with a total principal amount of $1,700 million in Canadian dollars and net payments of leases and other debt of $567 million

•	$46 million repayment (net of issuances) of notes payable and bank advances

•	$13 million decrease in securitized trade receivables

26  |  BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

ISSUANCE OF COMMON SHARES

The issuance of common shares in the second quarter of 2022 decreased by $56 million, compared to the same period in 2021, due to a lower number of exercised stock options.

The issuance of common shares on a year to date basis in 2022 increased by $95 million, compared to the same period in 2021, due to a higher number of exercised stock options.

REPURCHASE OF PREFERRED SHARES

In Q1 2022, BCE redeemed its 4,600,000 issued and outstanding Series AO Preferred Shares for a total cost of $115 million.

CASH DIVIDENDS PAID ON COMMON SHARES

In the second quarter of 2022, cash dividends paid on common shares increased by $48 million compared to Q2 2021, due to a higher dividend paid in Q2 2022 of $0.9200 per common share compared to $0.8750 per common share in Q2 2021.

In the first half of 2022, cash dividends paid on common shares increased by $90 million compared to 2021, due to a higher dividend paid in the first half of 2022 of $1.7950 per common share compared to $1.7075 per common share for the same period last year.

4.4	Post-employment benefit plans

For the three months ended June 30, 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $354 million, due to a higher actual discount rate of 5.3% at June 30, 2022, compared to 4.3% at March 31, 2022, partly offset by a loss on plan assets and an increase in the effect of the asset limit.

For the six months ended June 30, 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $1,233 million, due to a higher actual discount rate of 5.3% at June 30, 2022, as compared to 3.2% at December 31, 2021, partly offset by a loss on plan assets and an increase in the effect of the asset limit.

For the three months ended June 30, 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $574 million, due to a higher-than-expected return on plan assets in 2021, partly offset by a lower actual discount rate of 3.3% at June 30, 2021, as compared to 3.4% at March 31, 2021.

For the six months ended June 30, 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $2,139 million, due to a higher actual discount rate of 3.3% at June 30, 2021, as compared to 2.6% at December 31, 2020, partly offset by a lower-than-expected return on plan assets in 2021.

4.5	Financial risk management

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			JUNE 30, 2022		DECEMBER 31, 2021

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	56	56	66	67

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	23,734	22,072	23,729	26,354

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4 MD&A Financial and capital management

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)	(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

June 30, 2022

Publicly-traded and privately-held investments (3)	Other non-current assets	175	14	–		161

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	365	–	365		–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	124	–	173		(49)

December 31, 2021

Publicly-traded and privately-held investments (3)	Other non-current assets	183	24	–		159

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	279	–	279		–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	122	–	185		(63)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)	Unrealized gains and losses are recorded in OCI in the statements of comprehensive income and are reclassified from Accumulated OCI to Deficit in the statements of financial position when realized.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the income statements.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and certain foreign currency debt.

In Q1 2022, we entered into cross currency interest rate swaps with a total notional amount of $750 million in U.S. dollars ($954 million in Canadian dollars) to hedge the U.S. currency exposure of our US-7 Notes maturing in 2052. See section 4.1, Net debt, in this MD&A, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $13 million (loss of $21 million) recognized in net earnings at June 30, 2022 and a gain of $138 million (loss of $119 million) recognized in Other comprehensive income at June 30, 2022, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $6 million recognized in Other comprehensive income at June 30, 2022, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2022.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	1,095	CAD	1,390	2022	Commercial paper

Cash flow	USD	291	CAD	370	2022	Anticipated purchases

Cash flow	PHP	1,174	CAD	28	2022	Anticipated purchases

Cash flow	PHP	2,147	CAD	50	2023	Anticipated purchases

Cash flow	USD	611	CAD	752	2023	Anticipated purchases

Cash flow	USD	254	CAD	317	2024	Anticipated purchases

Cash flow – call options	USD	100	CAD	129	2022	Anticipated purchases

Cash flow – put options	USD	100	CAD	127	2022	Anticipated purchases

Economic	USD	12	CAD	15	2022	Anticipated purchases

Economic – put options	USD	120	CAD	147	2022	Anticipated purchases

Economic – call options	USD	75	CAD	89	2022	Anticipated purchases

Economic – call options	CAD	95	USD	75	2022	Anticipated purchases

Economic – options (1)	USD	90	CAD	109	2022	Anticipated purchases

Economic – options (1)	USD	169	CAD	205	2023	Anticipated purchases
Economic – call options	USD	120	CAD	146	2024	Anticipated purchases

(1)	Foreign currency options with a leverage provision and a profit cap limitation.

28  |  BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT

4 MD&A Financial and capital management

INTEREST RATE EXPOSURES

In Q2 2022, we sold interest rate swaptions maturing in Q3 2022 with a notional amount of $750 million for $6 million. These interest rate swaptions hedge economically the fair value of our Series M-53 MTN debentures. The fair value of these interest rate swaptions at June 30, 2022 was a liability of $9 million recognized in Trade payables and other liabilities.

In 2022, we entered into cross currency basis rate swaps maturing in 2023 with a notional amount of $540 million to hedge economically the basis rate exposure on future debt issuances. The fair value of these cross currency basis rate swaps at June 30, 2022 was a liability of $8 million recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026. The fair value of these leveraged interest rate options at June 30, 2022 and December 31, 2021 was nil and a liability of $2 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A gain of $1 million and $2 million for the three and six months ended June 30, 2022, respectively, relating to these leveraged interest rate options is recognized in Other (expense) income in the income statements.

A 1% increase (decrease) in interest rates would result in a loss of $40 million and a (gain of $28 million) recognized in net earnings at June 30, 2022, with all other variables held constant.

A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain (loss) of $7 million recognized in net earnings at June 30, 2022, with all other variables held constant.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at June 30, 2022 and December 31, 2021 was a net asset of $16 million and $130 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position. A loss of $81 million and $6 million for the three and six months ended June 30, 2022, respectively, relating to these equity forward contracts is recognized in Other (expense) income in the income statements.

A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $35 million recognized in net earnings at June 30, 2022, with all other variables held constant.

4.6	Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2021 Annual MD&A.

4.7	Liquidity

This section contains forward-looking statements, including relating to the expectation that our available liquidity (1), which is comprised of cash and cash equivalents and amounts available under our securitized trade receivable program and our committed bank credit facilities, will be sufficient to meet our cash requirements for the remainder of 2022. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

AVAILABLE LIQUIDITY

Total available liquidity at June 30, 2022 was $3.1 billion, comprised of $596 million in cash, $400 million available under our securitized trade receivable program and $2.1 billion available under our $3.5 billion committed bank credit facilities (given $1.4 billion of commercial paper outstanding).

We expect our available liquidity to be sufficient to meet our cash requirements for the remainder of 2022, including for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, and other cash requirements.

We continuously monitor our operations, capital markets and the Canadian economy with the objective of maintaining adequate available liquidity.

SECURITIZATION PROGRAM

Subsequent to quarter end, we entered into a new securitization program which replaces our previous securitized trade receivables program and now includes wireless device financing plan receivables. As a result, the maximum amount available under our securitization program increased from $1.3 billion to $2.3 billion.

Similar to the previous program, the securitization program is recorded as a floating rate revolving loan secured by certain receivables. We continue to service trade receivables and wireless device financing plan receivables under the securitization program, which matures in July 2025 unless previously terminated. The lenders’ interest in the collection of these receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests. The lenders have no further claim on our other assets if customers do not pay the amounts owed.

Additionally, subsequent to quarter end, our loans secured by receivables increased from $900 million at June 30, 2022 to $1.6 billion based on a total receivable balance collateralized under the program of $3.2 billion.

(1)	Available liquidity is a non-GAAP financial measure. Refer to section 9.1, Non-GAAP financial measures in this MD&A for more information on this measure.

BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT  |  29

4 MD&A Financial and capital management

COMMITMENTS (OFF-BALANCE SHEET)

The following table provides an update at June 30, 2022 of our commitments (off-balance sheet) that are due in 2022 and in each of the next four years and thereafter, that were described in the summary of our contractual obligations set out in section 6.7, Liquidity of the BCE 2021 Annual MD&A.

	2022	2023	2024	2025	2026	THEREAFTER	TOTAL

Commitments for property, plant and equipment and intangible assets	826	1,377	775	559	388	1,060	4,985

Purchase obligations	318	497	385	338	399	390	2,327

Leases committed not yet commenced	7	3	6	–	–	–	16

Total	1,151	1,877	1,166	897	787	1,450	7,328

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include OOH advertising spaces, fibre use and real estate. These leases are non-cancellable.

Subsequent to quarter end, our commitments for purchase obligations increased by approximately $1.3 billion, which are payable $28 million in 2022, $55 million in 2023, $54 million in 2024, $91 million in 2025, $164 million in 2026 and $908 million thereafter.

30  |  BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT

5 MD&A Quarterly financial information

5	Quarterly financial information

BCE’s Q2 2022 Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting and were approved by BCE’s board of directors on August 3, 2022.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2022		2021				2020

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenues

Service	5,233	5,177	5,243	5,099	5,040	4,968	5,090	4,924

Product	628	673	966	737	658	738	1,012	863

Total operating revenues	5,861	5,850	6,209	5,836	5,698	5,706	6,102	5,787

Adjusted EBITDA	2,590	2,584	2,430	2,558	2,476	2,429	2,404	2,454

Severance, acquisition and other costs	(40)	(13)	(63)	(50)	(7)	(89)	(52)	(26)

Depreciation	(933)	(891)	(925)	(902)	(905)	(895)	(872)	(876)

Amortization	(266)	(260)	(251)	(245)	(248)	(238)	(233)	(232)

Net earnings from continuing operations	654	934	658	813	734	687	721	734

Net earnings from discontinued operations	–	–	–	–	–	–	211	6

Net earnings	654	934	658	813	734	687	932	740

Net earnings from continuing operations attributable to common shareholders	596	877	625	757	685	642	678	686

Net earnings attributable to common shareholders	596	877	625	757	685	642	889	692

EPS – basic and diluted

Continuing operations	0.66	0.96	0.69	0.83	0.76	0.71	0.75	0.76

Discontinued operations	–	–	–	–	–	–	0.23	0.01

EPS – basic and diluted	0.66	0.96	0.69	0.83	0.76	0.71	0.98	0.77

Weighted average number of common shares outstanding – basic (millions)	911.9	910.1	908.8	906.9	905.0	904.5	904.4	904.3

BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT  |  31

6 MD&A Regulatory environment

6	Regulatory environment

The following is an update to the regulatory initiatives and proceedings described in the BCE 2021 Annual MD&A under section 3.3, Principal business risks and section 8, Regulatory environment, as updated in the BCE 2022 First Quarter MD&A.

TELECOMMUNICATIONS ACT

PROPOSED POLICY DIRECTION

On May 26, 2022, the Government of Canada announced a new proposed policy direction to the CRTC in respect of telecommunications services. The proposed policy direction would replace existing policy directions issued in 2006 and 2019. The proposed policy direction would retain from the 2019 version that the CRTC should consider how its decisions can promote competition, affordability, consumer interests and innovation. It would direct the CRTC to adhere to a list of principles of effective regulation, to maintain or potentially expand its wholesale regimes for fixed Internet and mobile wireless services, and to take certain steps to enhance and protect the rights of consumers of telecommunications services. Under the Telecommunications Act, the proposed policy direction must be laid before each House of Parliament for at least forty sitting days before it becomes effective, as initially tabled or with any modifications found advisable. At this time, it is unclear what impact, if any, a new policy direction could have on our business and financial results.

BILL C-26, AN ACT RESPECTING CYBER SECURITY

On June 14, 2022, the Government of Canada introduced Bill C-26, An Act Respecting Cyber Security (ARCS). ARCS would enact the Critical Cyber Systems Protection Act, which would establish a regulatory framework requiring designated operators in the finance, telecommunications, energy and transportation sectors to protect their critical cyber systems. Also included in Bill C-26 are proposed changes to the Telecommunications Act that would establish new authorities that would enable the Government to take action to promote the security of the Canadian telecommunications system, which could include measures with respect to high risk suppliers, such as Huawei and ZTE. If enacted, Bill C-26 would give Innovation, Science and Economic Development Canada (ISED) additional order-making powers and establish an enforcement regime under which the Minister responsible for ISED could impose administrative monetary penalties, among other actions. It is unclear at this time what impact the legislative changes could have on our business and financial results.

REVIEW OF MOBILE WIRELESS SERVICES

Further to the CRTC’s April 15, 2021 decision in respect of the regulatory framework for mobile wireless services, on July 14, 2021 Bell Mobility Inc. (Bell Mobility), Rogers Communications Canada Inc. (Rogers), Telus Communications Inc. (Telus) and Saskatchewan Telecommunications filed proposed tariff terms and conditions for the mandated mobile virtual network operator (MVNO) access service and Bell Mobility, Rogers and Telus filed proposed amendments to their mandated roaming tariffs to reflect the CRTC’s determinations. On April 6, 2022, the CRTC issued a decision on the mandated roaming tariffs in which it directed Bell Mobility, Rogers and Telus to make specified changes to their tariffs by April 21, 2022, for CRTC approval. On July 5, 2022, Bell Mobility filed a review and vary application regarding certain aspects of the CRTC’s decision dated April 6, 2022 directing Bell Mobility, Rogers and Telus to make specified changes to their proposed domestic roaming tariffs. related to concerns regarding the in-footprint coverage gaps and timelines for making changes to seamless handoff boundaries. On July 21, 2022, the CRTC rejected the application and closed the file without undertaking a full review. The CRTC’s review process for the proposed MVNO tariffs and amendments to the domestic roaming tariffs is also ongoing.

REVIEW OF WHOLESALE FIBRE-TO-THE-NODE (FTTN) HIGH-SPEED ACCESS SERVICE RATES

In addition to TekSavvy Solutions Inc. obtaining leave to appeal the CRTC’s May 27, 2021 decision before the Federal Court of Appeal, the CRTC decision was also challenged in three petitions brought by TekSavvy Solutions Inc., Canadian Network Operators Consortium Inc. and National Capital Freenet before Cabinet. On May 26, 2022, Cabinet announced it would not alter the decision.

BROADCASTING ACT

BILL C-11, AN ACT TO AMEND THE BROADCASTING ACT

On February 2, 2022, the Government of Canada tabled Bill C-11, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts. Bill C-11 is the Government’s second attempt at amending the Broadcasting Act and is an amended version of Bill C-10, which passed through the House of Commons in June 2021, but did not make it through the Senate of Canada before Parliament was dissolved for the Federal Election in September 2021. Key among the proposed amendments in Bill C-11 is that foreign online broadcasting undertakings doing business in Canada could be required to contribute to the Canadian broadcasting system in a manner that the CRTC deems appropriate. The specifics of such contribution would be determined through the CRTC’s public consultation processes and enforced by way of conditions imposed by the CRTC. It is anticipated that additional reforms to fully modernize the Broadcasting Act will be forthcoming at a later date. Bill C-11 passed third reading in the House of Commons on June 15, 2022 and is now under consideration by the Senate of Canada. The version that received approval in the House of Commons would result in the elimination of CRTC Part II Licence Fees whereby the broadcasting industry pays an annual tax of approximately $120 million per year. It is unknown when and if Bill C-11 will receive royal assent, when and if any adopted reforms would come into force, and whether the elimination of Part II Licence Fees would be included in the final version of the Act. Therefore, the impact that the legislative changes could have on our business and financial results is unclear at this time.

32  |  BCE INC. 2022 SECOND QUARTER SHAREHOLDER REPORT

6 MD&A Regulatory environment

RADIOCOMMUNICATION ACT

CONSULTATION ON 26, 28 AND 38 GHZ (MILLEMETRE WAVE) SPECTRUM LICENSING FRAMEWORK

On June 6, 2022, ISED initiated a consultation seeking input regarding a policy and licensing framework to govern the auction and use of spectrum licences in the 26, 28 and 38 Gigahertz (GHz) (Millimeter Wave) spectrum bands. The consultation paper seeks comments on the use of a spectrum set-aside for certain auction bidders, or a spectrum cap across the 26, 28 and 38 GHz spectrum bands. ISED proposes that the auctioned licences will have a 10-year term and that there will be limits on the extent of transferability of licences for the first five years of the licence term. In addition, ISED proposes that licensees will be required to deploy a certain number of sites in each licence area at five and nine and a half years following licence issuance. ISED has not yet indicated a specific date when the auction will take place. The consultation paper also seeks comments on the transition process for existing 38 GHz licensees from fixed to flexible use (i.e., mobile or fixed use), as well as the limitations on the use of 38 GHz spectrum by satellite earth stations. It is unclear what impact the results of this consultation and future related processes could have on our business and financial results.

DECISION ON 3800 MHZ SPECTRUM LICENSING FRAMEWORK

On June 30, 2022, ISED released its decision on the technical, policy and licensing framework to govern the auction and use of spectrum licences in the 3800 MHz band. ISED will implement a cross-band spectrum cap (with the 3500 MHz band) of 100 MHz. The auctioned licences will have a 20-year term and licences will not be transferable for the first 5 years of the licence term if the transfer results in exceeding the cross-band spectrum cap. In addition, licensees will be required to provide network coverage to a certain percentage of the population at 5, 7, 10 and 20 years following licence issuance depending on the licence area. Licensees with existing LTE networks will be subject to additional deployment requirements based on their existing LTE coverage. The auction is scheduled to begin October 24, 2023. It is unclear what impact the results of this decision could have on our business and financial results.

OTHER

BILL C-18, THE ONLINE NEWS ACT

On April 5, 2022, the Government of Canada tabled Bill C-18, An Act respecting online communications platforms that make news content available to persons on Canada (the Online News Act). Bill C-18 would require digital news intermediaries, such as Google and Facebook, that share news content produced by other news outlets to negotiate commercial arrangements with those outlets, compensating them for the news content shared on digital platforms. The legislation, as currently drafted, would entitle Bell Media’s general news services, such as CTV and Noovo, to compensation. Bill C-18 has passed second reading through the House of Commons on May 31, 2022, and has been referred to the Standing Committee on Canadian Heritage for further study. It is unknown when and if Bill C-18 will receive royal assent, when and if any adopted reforms would come into force, and the level of compensation that may be established under the Bill. Therefore, the impact that the legislative changes could have on our business and financial results is unclear at this time.

REVIEW OF THE CRTC’S REGULATORY FRAMEWORK FOR NORTHWESTEL

On June 8, 2022, the CRTC launched the second phase of a proceeding to review the regulatory framework for Northwestel Inc. (Northwestel) and the state of telecommunications services in Canada’s North. This proceeding may result in modifications to the current regulatory framework for Northwestel, including with respect to issues such as rates, wholesale access and subsidies. Modifications to the current regulatory framework may result in additional subsidies and rate flexibility for Northwestel, which would encourage investment, or they may result in rate restrictions or additional wholesale obligations, which would undermine incentives for investment in the North. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

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7 MD&A Business risks

7	Business risks

The following is an update to the risk factors described in the BCE 2021 Annual MD&A under section 9, Business risks and the other sections of the BCE 2021 Annual MD&A referred to therein, as updated in the BCE 2022 First Quarter MD&A.

UPDATE TO THE DESCRIPTION OF BUSINESS RISKS

GENERAL ECONOMIC CONDITIONS

As discussed in the BCE 2021 Annual MD&A and in the BCE 2022 First Quarter MD&A, our business and financial results could be negatively affected by adverse economic conditions, including those associated with the COVID-19 pandemic and geopolitical events such as the conflict between Russia and Ukraine. The increasing global economic uncertainty could further exacerbate pre-existing risk factors in light of the elevated CPI inflation driven by sharp increases in energy and food prices as well as supply chain disruptions and strong demand for goods, tight labour market leading to rising wage growth, higher interest rates, and financial and capital market volatility. All of these could negatively affect our business and financial results, including by adversely affecting business and customer spending and the resulting demand for our products and services, our customers’ financial condition, the availability of our offerings in light of supply chain disruptions, and the cost and amount of funding available in the financial markets.

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8 MD&A Accounting policies

8	Accounting policies

BCE’s Q2 2022 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 3, 2022. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2021, except as noted below. BCE’s Q2 2022 Financial Statements do not include all of the notes required in the annual financial statements.

ADOPTION OF AMENDED ACCOUNTING STANDARDS

As required, we adopted the following amendments and clarifications to accounting standards issued by the IASB.

STANDARD	DESCRIPTION	IMPACT

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	These amendments were adopted effective January 1, 2022 and did not have a significant impact on our financial statements.

IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows)	In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

In Q2 2022, we applied this agenda decision retrospectively to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. The application of this agenda decision resulted in the following:

•  an increase in Cash of $82 million with a corresponding decrease in Other current assets in the statement of financial position as at December 31, 2021

•  an increase in Capital expenditures of ($3) million for the three and six months ended June 30, 2021, and ($15) million for the year ended December 31, 2021 on the statements of cash flows

•  an increase in Other financing activities of nil and $97 million for the three and six months ended June 30, 2021 and $97 million for the year ended December 31, 2021 on the statement of cash flows.

•  no impact on the statement of financial position as at January 1, 2021 as the funding was received in Q1 2021.

FUTURE CHANGES TO ACCOUNTING STANDARDS The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

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9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

9	Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•	Non-GAAP financial measures;

•	Non-GAAP ratios;

•	Total of segments measures;

•	Capital management measures; and

•	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to if the supplementary financial measures’ labelling is not sufficiently descriptive.

9.1	Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use to explain our results as well as reconciliations to the most comparable IFRS financial measures.

ADJUSTED NET EARNINGS

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q2 2022	Q2 2021	YTD 2022	YTD 2021

Net earnings attributable to common shareholders	596	685	1,473	1,327

Reconciling items:

Severance, acquisition and other costs	40	7	53	96

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	81	(100)	6	(160)

Net equity losses on investments in associates and joint ventures	42	14	42	14

Net gains on investments	(16)	–	(53)	–

Early debt redemption costs	–	–	18	53

Impairment of assets	106	164	108	167

Income taxes for the above reconciling items	(62)	(18)	(49)	(41)

NCI for the above reconciling items	4	(1)	4	(1)

Adjusted net earnings	791	751	1,602	1,455

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9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

ADJUSTED NET INTEREST EXPENSE

The term adjusted net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see section 9.4 – Capital management measures. We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following table is a reconciliation of net interest expense to adjusted net interest expense on a consolidated basis.

	Q2 2022	Q2 2021

Net interest expense (six months ended June 30, 2022 and 2021, respectively)	523	526

Net interest expense (year ended December 31, 2021 and 2020, respectively)	1,063	1,087

Net interest expense (six months ended June 30, 2021 and 2020, respectively)	(526)	(545)

12-month trailing net interest expense (ended June 30, 2022 and 2021, respectively)	1,060	1,068

50% of net earnings attributable to preferred shareholders (six months ended June 30, 2022 and 2021, respectively)	35	32

50% of net earnings attributable to preferred shareholders (year ended December 31, 2021 and 2020, respectively)	66	68

50% of net earnings attributable to preferred shareholders (six months ended June 30, 2021 and 2020, respectively)	(32)	(36)

50% of 12-month trailing net earnings attributable to preferred shareholders (ended June 30, 2022 and 2021, respectively)	69	64

Adjusted net interest expense for the twelve months ended June 30, 2022 and 2021, respectively	1,129	1,132

AVAILABLE LIQUIDITY

The term available liquidity does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define available liquidity as cash, cash equivalents and amounts available under our securitized trade receivable program and our committed bank credit facilities.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash.

The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	JUNE 30, 2022	DECEMBER 31, 2021

Cash	596	289

Amounts available under our securitized trade receivables program (1)	400	400

Amounts available under our committed bank credit facilities (2)	2,091	2,789

Available liquidity	3,087	3,478

(1)

At June 30, 2022 and December 31, 2021, $400 million was available under our securitized trade receivables program, under which we borrowed $900 million as at June 30, 2022 and December 31, 2021. Loans secured by trade receivables are included in Debt due within one year in our consolidated financial statements.

(2)

At June 30, 2022 and December 31, 2021, respectively, $2,091 million and $2,789 million were available under our committed bank credit facilities, given outstanding commercial paper of $1,093 million in U.S. dollars ($1,409 million in Canadian dollars) and $561 million in U.S. dollars ($711 million in Canadian dollars) as at June 30, 2022 and December 31, 2021, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

FREE CASH FLOW AND EXCESS FREE CASH FLOW

The terms free cash flow and excess free cash flow do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define excess free cash flow as free cash flow less dividends paid on common shares.

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9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

We consider free cash flow and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow and excess free cash flow on a consolidated basis.

	Q2 2022	Q2 2021	YTD 2022	YTD 2021

Cash flows from operating activities	2,597	2,499	4,313	4,491

Capital expenditures	(1,219)	(1,210)	(2,178)	(2,222)

Cash dividends paid on preferred shares	(34)	(31)	(67)	(62)

Cash dividends paid by subsidiaries to NCI	(14)	(15)	(25)	(28)

Acquisition and other costs paid	3	2	6	6

Free cash flow	1,333	1,245	2,049	2,185

Dividends paid on common shares	(839)	(791)	(1,634)	(1,544)

Excess free cash flow	494	454	415	641

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	JUNE 30, 2022	DECEMBER 31, 2021

Long-term debt	27,007	27,048

Debt due within one year	3,309	2,625

50% of preferred shares	1,943	2,002

Cash	(596)	(289)

Net debt	31,663	31,386

9.2	Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

ADJUSTED EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 9.1 – Non-GAAP financial measures.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

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9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

DIVIDEND PAYOUT RATIO

The term dividend payout ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. Free cash flow is a non-GAAP financial measure. For further details on free cash flow, see section 9.1 – Non-GAAP financial measures.

We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

9.3   Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

ADJUSTED EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

	Q2 2022	Q2 2021	YTD 2022	YTD 2021

Net earnings	654	734	1,588	1,421

Severance, acquisition and other costs	40	7	53	96

Depreciation	933	905	1,824	1,800

Amortization	266	248	526	486

Finance costs

Interest expense	269	268	529	535

Net (return) interest on post-employment benefit plans	(7)	5	(25)	10

Impairment of assets	106	164	108	167

Other expense (income)	97	(91)	4	(99)

Income taxes	232	236	567	489

Adjusted EBITDA	2,590	2,476	5,174	4,905

9.4   Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

ADJUSTED EBITDA TO ADJUSTED NET INTEREST EXPENSE RATIO

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see section 9.1, Non-GAAP financial measures.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

NET DEBT LEVERAGE RATIO

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 9.1, Non-GAAP financial measures. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

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9 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

9.5   Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to if the supplementary financial measures’ labelling is not sufficiently descriptive.

9.6   KPIs

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION

Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

ARPU	Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.

Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

•   Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

•   Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

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10 MD&A Controls and procedures

10	Controls and procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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